

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2024

Liu Jia
Chief Financial Officer
Recon Technology, Ltd
Room 601, No. 1 Shui'an South Street
Chaoyang District, Beijing 100012
People's Republic of China

      Re: Recon Technology, Ltd
           Form 20-F for the Fiscal Year ended June 30, 2023
           Filed October 30, 2023
           File No. 001-34409

Dear Liu Jia:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Energy & Transportation